Exhibit 99.57

GREENBROOK TMS REPORTS RECORD FOURTH QUARTER AND YEAR END 2019 FINANCIAL RESULTS

March 10, 2020 - Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”) today announced its fourth quarter (“Q4 2019”) and year-end 2019 (“Fiscal 2019”) operational and financial results. All values in this press release are in United States dollars, unless otherwise stated.

FOURTH QUARTER AND YEAR END 2019 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Q4 2019 revenue increased by 77% to a record $12.5 million, up $5.4 million from the fourth quarter of fiscal 2018 (“Q4 2018”).

•	Fiscal 2019 revenue increased by 68% to $35.7 million, up $14.4 million from the 2018 fiscal year-end (“Fiscal 2018”).

•	Q4 2019 regional operating income increased by 36% to $1.9 million, up $0.5 million from Q4 2018(1).

•	Fiscal 2019 regional operating income increased by 54% to $4.3 million, up $1.5 million from Fiscal 2018(1).

•	Added 55 active TMS Centers during Fiscal 2019, with an additional 17 TMS Centers in development at the end of Q4 2019, bringing our total to 121 TMS Centers as at the date of this press release

•	Completed the acquisition of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”), which, provides the Company with a national footprint of over 100 TMS Centers. The acquisition also provides a platform for further expansion in the western United States, which is enhanced by Achieve TMS’ excellent brand recognition, physician reputation and high visibility in the local TMS community.

Bill Leonard, President and Chief Executive Officer of Greenbrook commented:

“We are very pleased with our Q4 2019 and annual results. The acquisition of Achieve TMS expands our footprint to the west coast and gives us a national footprint. The growth strategy in our business continues at a rapid pace, with a combination of strong organic growth paired with new regional development. With 121 Greenbrook TMS Centers coast to coast, we continue to expand our presence, bringing this life changing treatment to patients suffering with treatment-resistant depression and other mental health disorders.”

Note:

(1)	The Company adopted IFRS 16, Leases (“IFRS 16”) effective as at January 1, 2019 using the modified retrospective approach. As a result of this approach, the prior period figures were not adjusted. For comparison purposes, the Company has provided explanations for prior period figures adjusting for the effects of IFRS 16. Growth figures quoted above are after adjusting for the effect of IFRS 16 in both periods for comparability. Please refer to our MD&A (as defined below) for further details on the impact of the implementation of IFRS 16 on our financial results

SELECTED ANNUAL AND QUARTERLY FINANCIAL AND OPERATING RESULTS(1)

Annual Financial and Operating Results

(US$) (audited)	2019	2018	2017
Total Revenue	35,685,531	21,259,015	13,776,929
Regional Operating Income	4,334,546	2,811,797	1,725,604
Loss before income taxes	(15,852,289)	(4,709,287)	(2,174,495)
Loss for the year and comprehensive loss	(15,852,289)	(4,709,287)	(2,174,495)
Loss attributable to the common shareholders of Greenbrook	(15,909,879)	(4,958,043)	(2,373,145)
Net loss per share (basic and diluted)	(0.30)	(0.12)	(0.06)

Notes:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

(2)	The Company adopted IFRS 16 effective as at January 1, 2019 using the modified retrospective approach. As a result of this approach, the prior period figures were not adjusted.

	As at December 31,	As at December 31,	As at December 31,
(unaudited)	2019	2018	2017
Number of active TMS Centers(1)	102	47	25
Number of TMS Centers-in-development(2)	17	10	5
Total TMS Centers	119	57	30
Number of management regions	13	8	3
Number of TMS Devices installed	178	108	65
Number of regional personnel	273	132	80
Number of shared-services / corporate personnel(3)	44	17	11
Number of TMS providers(4)	109	46	27
Number of consultations performed	8,039	4,211	2,781
Number of patient starts	4,080	2,626	1,807
Number of TMS treatments performed	155,343	95,621	65,126
Average revenue per TMS treatment	$230	$222	$212

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

Quarterly Financial and Operating Results

(US$)	Q4 2019	Q4 2018
(unaudited)
Revenue	12,536,671	7,092,455
Regional Operating Income	1,934,567	1,418,347
Net income (loss) attributable to shareholders of Greenbrook	(7,034,356)	(949,031)
Adjusted EBITDA(1)	(1,296,201)	(865,210)
Net income (loss) per share – Basic	(0.13)	(0.01)
Net income (loss) per share – Diluted	(0.13)	(0.01)

Note:

(1)	Adjusted EBITDA is a non-IFRS measure. See “Cautionary Note Regarding Non-IFRS Measures” in this press release.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) and the consolidated financial statements of the Company for fiscal year ended December 31, 2019 and 2018. These documents will be available on the Company’s website at www.greenbrooktms.com and under the Company’s SEDAR profile at www.sedar.com.

CONFERENCE CALL AND WEBCAST

Fourth Quarter and Year End 2019 Conference Call Details:

Bill Leonard, President and Chief Executive Officer and Erns Loubser, Chief Financial Officer will host a conference call at 10:00 a.m. (Eastern Time) on March 11, 2020 to discuss the financial results for the quarter.

Toll Free North America: 1-866-521-4909
Toronto: 647-427-2311

Webcast:

For more information or to listen to the call via webcast, please visit: www.//www.greenbrooktms.com/investors/events.htm

Conference Call Replay:

Toll Free (North America): 1-800-585-8367
Toronto: 416-621-4642

Passcode: 5674294

The conference call replay will be available from 1:00 p.m. ET on March 11, 2020, until 23:59 p.m. ET on April 11, 2020.

About Greenbrook TMS Inc.

Operating through 121 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 370,000 TMS treatments to close to 10,000 patients struggling with depression.

For further information please contact:

Erns Loubser

Chief Financial Officer and Treasurer

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the rapid expansion of our TMS Center network, or the Company’s future financial or operating performance, constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note Regarding Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to the Company’s results determined in accordance with IFRS, the Company uses non-IFRS measures, including “EBITDA” and “Adjusted EBITDA”. These non-IFRS measures are used to provide investors with supplemental measures of the Company’s operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. See the Company’s MD&A for a further discussion of these non-IFRS financial measures and for a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(US$) (audited)	2019	2018(1)	2017(1)
Total Revenue	35,685,531	21,259,015	13,776,929

Direct center and patient care costs	17,368,894	13,348,011	8,948,442
Regional employee compensation	7,122,556	3,075,725	1,736,278
Regional marketing expenses	2,705,891	1,946,580	1,341,393
Amortization	122,269	-	-
Depreciation	4,031,375	76,902	25,212
Total direct center and regional costs	31,350,985	18,447,218	12,051,325
Regional Operating Income	4,334,546	2,811,797	1,725,604
Center development costs	1,466,119	530,068	274,881
Corporate employee compensation	7,063,682	2,607,803	1,632,077
Corporate marketing expenses	1,934,227	961,094	381,683
Transaction costs	385,674	467,375	-
Other corporate, general and administrative expenses	6,987,763	2,486,384	960,263
Share-based compensation	690,230	467,627	400,390
Interest expense	1,822,442	81,725	250,805
Interest income	(163,302)	(81,462)	-
Loss before income taxes	(15,852,289)	(4,709,287)	(2,174,495)
Income tax expense	-	-	-
Loss for the year and comprehensive loss	(15,852,289)	(4,709,287)	(2,174,495)
Income attributable to non-controlling interest	57,590	248,756	198,650
Loss attributable to the common shareholders of Greenbrook	(15,909,879)	(4,958,043)	(2,373,145)
Loss for the year attributable to:
Non-controlling interest	57,590	248,756	198,650
Common shareholders of Greenbrook	(15,909,879)	(4,958,043)	(2,373,145)
Net loss per share (basic and diluted)	(0.30)	(0.12)	(0.06)

Notes:

(1) The Company adopted IFRS 16 effective as at January 1, 2019 using the modified retrospective approach. As a result of this approach, the prior period figures were not adjusted.

(US$)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
(unaudited)
Revenue	12,536,671	8,459,103	8,082,559	6,607,198	7,092,455	5,338,364	4,926,625	3,901,571
Regional Operating Income	1,934,567	770,813	1,002,166	627,000	1,418,347	476,556	697,293	219,601
Net income (loss) attributable to shareholders of Greenbrook	(7,034,356)	(3,431,009)	(2,874,092)	(2,570,422)	(949,031)	(1,480,489)	(1,372,984)	(1,155,539)
Adjusted EBITDA(1)	(1,296,201)	(1,033,876)	(957,428)	(827,557)	(865,210)	(840,374)	(448,762)	(837,746)
Net income (loss) per share – Basic	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)	(0.04)	(0.04)	(0.03)
Net income (loss) per share – Diluted	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)	(0.04)	(0.04)	(0.03)

Notes:

(1) Adjusted EBITDA is a non-IFRS measure. See “Cautionary Note Regarding Non-IFRS Measures” in this press release.